

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
David Rector
President
Sagebrush Gold Ltd.
1640 Terrace Way
Walnut Creek, CA 94597

> **Re: Sagebrush Gold Ltd.**
> **Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-179073**

Dear Mr. Rector:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

   - officers;
   - directors;
   - named legal counsel;
   - those responsible for your officers' connection with the Company; and

- any others who participated in the preparation of the prospectus disclosure in the registration statement.

2. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

3. Reference is made to the written materials and video presentation prepared by Astor Investments where your officers and geologist appeared to discuss your company, available at http://astorinvestments.com/members-only/the-ultimate-hedge-stock-tweets.html. It appears that much of the information which described your business in the materials is not included in this registration statement. Please explain your relationship with Astor Investments, your role in the preparation of the referenced materials and the inconsistencies in your disclosure.

4. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the material.

5. Please advise whether your executive officers have visited each of properties listed in the Our Properties section on page 33 and if so, when such visits took place. We may have additional comments based on your responses.

Registration Statement Cover Page

6. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

Prospectus Cover Page

7. We note your disclosure in the first paragraph that Continental Resources Group, Inc. intends to "distribute such registered shares to its shareholders as part of its plan of liquidation." We also note that this registration statement registers the resale of certain shares of your common stock by certain identified selling stockholders. Please revise the first paragraph and the prospectus throughout to remove any implication that Continental Resources Group, Inc. will be distributing registered shares. Please also advise us on the timing of the transfer of securities from Continental Resources Group, Inc. to its shareholders. Lastly, please also confirm that you intend to file a prospectus supplement

to update the selling stockholder table to reflect any transfer of shares from Continental Resources Group, Inc. to its shareholders.

Prospectus Summary, page 1

8. Please revise to provide a more detailed summary of your exploration business and its current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the speculative nature of your business, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

9. In one of the introductory paragraphs on page 1, please disclose that your auditors have issued a going concern opinion on your audited financial statements and that your management has included going concern disclosure in Note 1 to your unaudited interim financial statements. Please discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

10. Also disclose in one of the introductory paragraphs on page 1 your net revenues since inception of your exploration business on September 1, 2011 and your net losses as of your last fiscal year end and as of your most recent interim period. Please also revise this section to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Lastly, please revise to disclose that you have not earned any revenues from mining operations.

11. Please revise to disclose that none of your exploration claims have any proven reserves and that all activities undertaken and currently proposed are exploratory in nature.

12. Please revise the fourth paragraph on page 1 to disclose the expiration date of each lease.

13. Please revise to disclose that you have no intention of mining your properties and that you have not received all of the regulatory permits and licenses needed to explore your properties.

Risk Factors, page 2

14. We note that you have recently acquired a number of uranium mining claims. To the extent material, please revise to discuss any material risks related to uranium exploration which have not been addressed by the risk factors included in this section and which are specific to uranium exploration.

15. Please advise us whether any of your executive officers has experience in the marketing or sale or creation of a start-up mining business. Unless you can substantiate significant technical training and/or experience in gold or minerals exploration or mining by your executive officers, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

16. We note that you have relied in the past upon certain of your stockholder to finance your operations. Please revise to include a risk factor to discuss and quantify this reliance and to discuss any risks to the company if such stockholders decided to reduce or limit their role in future company financings.

We will need to obtain additional financing to fund our exploration program, page 3

17. We note your disclosure that you estimate that you will require several million dollars to cover gold exploration expenses, interest and principal payments on your debt, and public company costs through the end of 2012. Please revise to quantify these amounts individually and in the aggregate.

We are an exploration stage company, page 3

18. We note your disclosure that you expect to incur significant losses into the foreseeable future. Please revise to quantify the amount of significant losses that you expect to incur in the foreseeable future or alternatively quantify your monthly "burn rate."

Our independent auditor has described doubts, page 3

19. Please revise to disclose your net losses as of your last fiscal year end and as of your most recent interim period. Also revise the last sentence to disclose that you have not generated any revenues from your current operations.

Our management may have conflicts of interest, page 4

20. We note that Mr. Rector appears to be involved in other business endeavors. Please advise whether Mr. Rector devotes 100% of his time to company affairs. If not, please revise to quantify the portion of time that Mr. Rector devotes to company affairs on a weekly or monthly basis.

Our business is subject to extensive environmental regulations, page 5

21. We note your disclosure that you have been required to post substantial bonds under various laws relating to mining and the environment. Please revise to quantify the aggregate amount of all such bonds that you currently have posted and anticipate having to post in the near term based on your anticipated exploration program.

We must make annual lease payments, page 7

22. Please revise the fourth paragraph to quantify your annual claim maintenance payments to the Federal Bureau of Land Management and any other material payments to state or county entities.

Investor relations activities, nominal "float" and supply and demand factors, page 9

23. Reference is made to the "investor relations campaigns" described in the first paragraph. Please furnish us with any promotional and sales material you intend to use. In addition, please tell us whether the materials used will meet the requirements of Securities Act Section 10 as well as how you intend to comply with Securities Act Section 5 and Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Securities Act Rule 134.

We are subject to the reporting requirements of federal securities laws, page 10

24. Please revise the first paragraph to quantify the costs of being a public company on an annual basis.

If we fail to establish and maintain an effective system, page 10

25. We note disclosure in the fourth sentence of the risk factor that during your assessment of the effectiveness of internal control over financial reporting for the period ended as of December 31, 2010 you identified certain significant deficiencies. Please revise the Management's Discussion and Analysis of Financial Condition section to disclose the steps that you have taken to rectify such deficiencies. If you have not taken such steps, please revise the risk factor to disclose so.

Our common stock may be deemed a "penny stock," page 12

26. Please revise the risk factor subheading and risk factor to clarify that you "are" a penny stock.

Management's Discussion and Analysis of Financial Condition, page 14

27. Please revise to include a plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Business Overview, page 17

28. Please revise to explain what constitutes "lode mining claims."

29. Please revise this section to clarify whether third parties may explore on the Coso, Artillery Peak and Blythe properties that you are currently exploring.

Liquidity and Capital Resources, page 27

30. We note your disclosure in the third paragraph that your cash position is insufficient to satisfy your cash requirements for the next 12 months. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Royalty Agreement, page 30

31. We note the disclosure in this section only discusses royalties payable with respect to the Red Rock Mineral Prospect and the North Battle Mountain Prospect properties. We also note that you are required to pay royalties with respect to the Relief Canyon Mine, Artillery Peak, Blythe and Absaroka properties. Please revise to briefly discuss each royalty obligation.

Business, page 31

Our Current Business, page 32

32. We note that you currently own rights to explore various gold and uranium mining claims. We also note that this section is predominately focused on gold exploration. To the extent any of your current operations are focused on uranium exploration, please revise this section as applicable. Alternatively, please revise the first paragraph to clarify that none of your current operations are focused on uranium exploration. Please also revise the prospectus throughout accordingly.

33. Please revise the fourth paragraph to clarify the exploration rights held by each subsidiary. Please consider adding a chart identifying the subsidiary and its respective exploration rights.

34. We note your press release dated February 1, 2012 which indicates that you have entered into agreements to dispose of certain of your uranium mining claims to American Strategic Minerals Corporation. Please advise and, to the extent applicable, revise the prospectus accordingly.

Our Properties, page 33

35. For each property, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:
    - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

    - A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

    - A north arrow.

    - An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

    - A title of the map or drawing, and the date on which it was drawn.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that you have not included maps for each property. Additionally, we note that certain maps are not legible and do not include the aforementioned items. Please revise to include a map for each property. Each map should also include and present consistent information. Please also remove any references to major gold mines or deposits. Such references are inappropriate.

36. For each property, please revise to include the information required under paragraph (b) of Industry Guide 7. In this regard, we note that the property descriptions for Coso, Artillery Peak, Blythe, and Absaroka should be revised. Additionally, we note that you have not included any property descriptions for the leases owned by Secure Energy, LLC. Additionally, we offer some additional guidance in the comments below which are applicable to each property description.

37. We note your press release dated September 19, 2011 which indicates that you have acquired additional mining claims from Centerra Gold. Please advise and, to the extent applicable, revise the prospectus accordingly.

38. Under each property description, revise to disclose the mining claims that you have for each related property.

39. We note that you have disclosed your exploration budget for 2012 in Exhibit 99.5. Please revise this section to disclose your anticipated exploration budget and timing for each property.

North Battle Mountain Prospect and Red Rock Mineral Prospect, page 33

40. Please revise the first paragraph to disclose the expiration date of each lease. Please revise the descriptions of the other properties in a similar manner as applicable.

North Battle Mountain Mineral Prospect, page 33

History of Previous Operations, page 33

41. The first three paragraphs of this section appear to discuss the history of properties outside of the North Battle Mountain Prospect. Please revise to only discuss the history of previous operations, including the names of previous operators, on this property. Please revise the descriptions of the other properties in a similar manner as applicable.

Present Condition of Property, page 34

42. Please revise the first paragraph to clarify the work you have completed on the property, your proposed program of exploration and development and the current state of exploration and/or development of the property. In this regard, we note that the current disclosure is vague regarding the exploration activities that have been completed by you versus previous operators. Please revise the descriptions of the other properties in a similar manner as applicable so that investors can clearly understand the work that you have completed on each property, your proposed program of exploration and development, and the current state of exploration and/or development on each property. This disclosure should be clearly distinguished from the work completed by previous operators.

43. With respect to the description of your proposed program of exploration or the current state of exploration, please revise any associated disclosure to avoid highly technical terminology and define any industry terms so that investors can clearly understand your proposed program of exploration and the current state of exploration. For example, explain the terms "Carlin-type gold deposit" and "high-grade feeder." Refer to Rule 421 of the Securities Act of 1933. Please revise the descriptions of the other properties in a similar manner as applicable. If technical terms relating to geology, mining and related matters whose definitions cannot be readily found in conventional dictionaries are used, consider including an appropriate glossary.

44. We note your disclosure that in 2011 you spent $550 on claim fees related to this property. Please revise to clarify how these fees were calculated and who these fees were payable to. In an appropriate section, please describe the process in locating the claims and the associated fees with keeping the claims. Explain whether your claims are exclusive in right. Please revise the descriptions of the other properties in a similar manner as applicable.

Rock Formations and Mineralization, page 34

45. Please revise to provide the source of your disclosure in this section. Please revise the descriptions of the other properties in a similar manner.

Red Rock Mineral Prospect, page 36

46. Please revise to explain how you received the mining claims for the Red Rock Mineral Prospect property.

Present Condition of Property, page 37

47. We note your disclosure in the first paragraph that you may commence a drilling program in early 2012. Please revise to describe in greater detail this new program to include the anticipated timing and costs. Please revise the descriptions of the other properties and any discussion of your proposed programs of exploration in a similar manner as applicable. In each instance when a follow-on program or phase of exploration is discussed, please revise to discuss the proposed program or phase in greater detail to include scope of work, anticipated timing and costs.

Properties Purchased from Continental Resources Group, Inc., page 40

Coso, page 40

48. Please revise to define BLM after its first use in the prospectus.

49. We note the dated reference to March 31, 2011 with respect to the current state of exploration related to this property. Please revise as applicable.

50. We note that future drilling on any property covered by your state lease will require you to file environmental documentation under the California Environmental Quality Act. Please revise to quantify the approval time and any associated costs with any such state filing.

Compliance with Government Regulations, page 49

51. Please refer to the second paragraph. We note that you may be subject to certain state laws in Nevada. We also note that you have properties in Arizona, California and North Dakota. Please revise this section as applicable.

Legal Proceedings, page 50

52. Please reconcile the disclosure in this section with the disclosure contained in Note 13 to your unaudited interim financial statements which discloses a litigation matter with Shannon Briggs or advise.

53. We note the disclosure contained in your Current Report on Form 8-K filed on February 9, 2012 which discloses a litigation matter with respect to your Relief Canyon Mine property. Please revise this section to describe the litigation and the prospectus throughout as applicable.

Management, page 51

54. Reference is made to your Current Report on Form 8-K filed on February 13, 2012 in which you announced that Mr. Stephen Alfers was appointed as your Chairman. Please revise this section and throughout accordingly.

Selling Stockholders, page 62

55. Please confirm that none of the selling stockholders are registered broker-dealers. Please also tell us whether any of the selling stockholders are affiliates of broker-dealers.

Part II, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

56. Please revise this section for each unregistered sale to include all of the information required by Item 701 of Regulation S-K, including, in each case, a brief discussion of the facts relied upon to make the exemption available. Please also confirm that you have included information related to your recent sales of unregistered securities for the past three years.

Signatures, page II-11

57. Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Mr. Wasserman is the company's principal financial officer, please revise to clarify.

Exhibit 99.5

58. Reference is made to the claim in Exhibit 99.5 that the Northern Nevada Rift contains at least 8 million known ounces of gold. Please tell us the source of the data disclosed in Exhibit 99.5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Harvey J. Kesner, Esq.